Exhibit 99.2

ATS Corporation

Secondary Offering of Common Shares

Term Sheet	March 27, 2024

A base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada (except Quebec). A copy of the base shelf prospectus, any amendment to the base shelf prospectus, and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Investing in the Shares (as defined herein) involves risk. See “Risk Factors” in the base shelf prospectus and in the prospectus supplement. ATS Corporation has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement relating to this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

Potential purchasers may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR+ at www.sedarplus.com. Copies of such documents may be obtained in Canada from Scotia Capital Inc., 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, Attention: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at (416) 863-7704 and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at us.ecm@scotiabank.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Issuer:	ATS Corporation (the “Company”).

Offering:	Secondary offering of 3,500,000 common shares (the “Shares”).

Selling Shareholder:	Mason Capital Master Fund, L.P. (the “Selling Shareholder”).

Offering Amount:	C$162,925,000.

Offering Price:	C$46.55 per Share.

Over-Allotment Option:	The Selling Shareholder has granted the Underwriter an option, exercisable in whole or in part from time to time for a period of 30 days after Closing, to purchase from the Selling Shareholder up to an additional 147,000 Shares at the Offering Price and on the same terms and conditions as set forth herein to cover over-allotments, if any, and for market stabilization purposes.

Use of Proceeds:	The Company will not receive any proceeds from the Offering, all proceeds will be paid directly to the Selling Shareholder.

Issue Type:	Bought deal underwritten public secondary offering, eligible for sale in each of the provinces and territories of Canada (except Quebec) pursuant to a prospectus supplement to the short form base shelf prospectus that the Company has filed on the date hereof, in the United States pursuant to the multi-jurisdictional disclosure system and in other jurisdictions as permitted.

Conditions:	Subject to standard bought deal terms and conditions for transactions of this type.

Listing:	The existing common shares of the Company currently trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ATS”.

Lock-Up:	The Company has agreed not to issue any equity securities for a period of 45 days, subject to customary exceptions. The Selling Shareholder has agreed not to sell any equity securities of the Company it holds as of closing for a period of 180 days, subject to customary exceptions.

ATS Corporation

Secondary Offering of Common Shares

Term Sheet	March 27, 2024

Eligibility:	The Shares are eligible investments for RRSPs, RRIFs, DPSPs, RDSPs, RESPs TFSAs and FHSAs.

Sole Bookrunner and Underwriter:	Scotia Capital Inc.

Commission:	4.00%, payable upon Closing.

Closing:	On or about April 3, 2024.